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                              November 3, 2022

       Jan-Christopher Nugent
       Co-Chief Executive Officer
       Nogin, Inc.
       1775 Flight Way, STE 400
       Tustin, CA 92782

                                                        Re: Nogin, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 17,
2022
                                                            File No. 333-267449

       Dear Jan-Christopher Nugent:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 17, 2022

       General

   1. We note your response to comment 6 and reissue in part. Please revise your prospectus throughout to disclose
the price that the holders of the PIPE Warrants paid for the warrants being
registered for resale and highlight the difference in the current trading price and the price
paid by the PIPE investors as compared to the price paid by public securityholders to
acquire their shares or warrants. Additionally, we note your disclosure regarding the purchase
price of the sponsor's shares of common stock and potential profit they may earn based on
the current trading price. Please revise to also quantify the aggregate potential
profit based upon the current trading price and their original purchase price. In this regard,
we note that you disclose the price difference between the two
 Jan-Christopher Nugent
Nogin, Inc.
November 3, 2022
Page 2
      numbers but don't actually quantify the sponsor's aggregate profit in total dollar terms.
       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,
FirstName LastNameJan-Christopher Nugent
                                                            Division of
Corporation Finance
Comapany NameNogin, Inc.
                                                            Office of Trade &
Services
November 3, 2022 Page 2
cc:       Ryan J. Lynch
FirstName LastName